Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038

January 6, 2012

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: James E. O'Connor

Re:	CPG JPMorgan Alternative Strategies Fund, LLC
File No. 811-22446

Ladies and Gentlemen,

On behalf of CPG JPMorgan Alternative Strategies Fund, LLC (the "Fund"), we wish to supplement the responses contained in our letter dated October 24, 2011 (transmitted as EDGAR correspondence) to comments of the Staff of the Securities and Exchange Commission (the "Commission") to Amendment No. 1 to the Fund's Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the "1940 Act"), received by us on September 19, 2011.

For the convenience of the Staff, we have repeated the relevant captions from the Fund's offering memorandum and the text of the particular comments that we are supplementing herewith.

SUMMARY OF FUND EXPENSES

Comment 26. Please provide line items for organizational and offering costs and for interest expenses.

Response 26. Upon further consideration, and after having reviewed registration statements of other continuously offered funds of funds registered only under the 1940 Act, we now believe that it would not be appropriate to include line items for organizational and offering costs and for interest expenses in the fee table contained in the Fund's offering memorandum. Because the offering of the Fund's units of beneficial interest (the "Units") is not registered under the Securities Act of 1933, as amended (the "1933 Act"), the Fund does not have a finite offering period with which to determine a sum certain of offering costs. Additionally, the Fund did not incur the types of offering costs typically associated with a publicly offered fund, such as SEC registration fees, FINRA fees, auditing expenses, underwriter expenses, etc. Also, we note that Item 3 of Form N-2 does not require that a registrant include in the fee table line items for organizational and offering costs, and that General Instruction 9 to Item 3.1 states that the "Other Expenses" line item should include "all expenses (except fees and expenses reported in other items in the table) that are deducted from the Registrant's assets and will be reflected as expenses in the Registrant's statement of operations." We believe that investors are adequately made aware of Fund expenses by the line item for "Other Expenses," in which Fund organization and offering expenses are subsumed.

Comment 27. The subcaption titled "Acquired Fund Fees and Expenses" should be placed directly above the subcaption titled "Total Annual Expenses." Please see Instruction 10 to Item 3 of Form N-2. Provide the financial information to permit us to confirm the calculation of this expense and the subcaption titled "Other Expenses."

Response 27. Attached as Exhibits 1 and 2, please find the financial information you have requested regarding the calculation of the Acquired Fund Fees and Expenses and Other Expenses items, respectively.

CALCULATION OF NET ASSET VALUE

Comment 51. Provide us with a copy of the written valuation procedures adopted, and to be followed, by the Board of Directors to discharge their responsibilities under Section 2(a)(41) of the 1940 Act.

Response 51. Attached as Exhibit 3, please find the Fund's valuation procedures.

_______________________________

Should members of the Staff have any questions or comments regarding the Registration Statement, they should call the undersigned at 212.806.5790 or, in his absence, Brad A. Green at 212.806.6274.

Very truly yours,

/s/ Gary L. Granik
Gary L. Granik

cc: Brad A. Green

Exhibit 1

CPG JPMorgan Alternative Strategies Fund
Most Recently Audited Expense Ratios ‐ Acquired Fund Fees and Expenses

Expense breakdown	Fund A	Fund B	Fund C	Fund D	Fund E	Fund F	Fund G	Fund H	Fund I	Fund J	Total

Management fees & other	1.06%	1.32%	2.02%	1.89%	1.71%	1.50%	1.84%	1.78%	0.96%	1.72%
Dividend & Interest expense	3.76%	0.50%	0.00%	0.69%	0.49%	0.00%	2.72%	2.34%	0.59%	1.84%
Performance allocation	0.87%	2.23%	1.96%	2.11%	1.97%	1.62%	1.92%	1.62%	N/A	N/A
Total	5.69%	4.05%	3.98%	4.69%	4.17%	3.12%	6.48%	5.74%	1.55%	3.56%
Proposed Allocation	9.60%	9.60%	9.60%	9.60%	9.60%	20.00%	20.00%	5.00%	2.50%	2.50%	98.00%
Total Weighted expense	0.55%	0.39%	0.38%	0.45%	0.40%	0.62%	1.30%	0.29%	0.04%	0.09%	4.50%

The Adviser anticipates it will invest substantially all of the Fund's assets in the above Investment Funds. However, there is no assurance that the Adviser will allocate to all of the above Investment Funds nor that any such allocations will be in the percentages set forth above. The Fund is actively managed and the Adviser may allocate to other Investment Funds and withdraw from any of these funds.

The fees, performance allocations and expenses disclosed above are based on historical returns of the Investment Funds for 2010 or 2009 (the most recent full fiscal year information available from US or international financial statements). Results would be different for different time periods. Items may change substantially over time and therefore significantly affect the information presented.

Variable components of the above table is largely attributable to performance‐based fees and allocations as well as other investment‐related expenses of the Investment Funds (e.g. interest expense, dividends paid on investments sold short, stock loan fees, etc.).

If the Investment Funds' performance were higher or lower, the acquired fund fees and expenses would differ and may differ substantially.

Exhibit 2

CPG JPMORGAN ALTERNATIVE STRATEGIES FUND, LLC

Other Expenses

Administration	$123,000
Custody	$10,000
Directors Fees	$21,000
Legal	$75,000
Audit and Tax	$100,000
Printing and Mailing	$30,000
CCO	$15,000
Blue Sky	$30,000

Total	$404,000

Fund Size:	Bps:

$100,000,000.00	0.40%

Expenses estimated above are estimated based on estimated net assets of $100 million. Actual amounts may vary due to a number of factors, including, but not limited to, investor activity (subscriptions/redemptions) and Fund investment activity. The estimated amounts are subject to change.

Exhibit 3

CPG JPMORGAN ALTERNATIVE STRATEGIES FUND, LLC

VALUATION PROCEDURES

The Directors (the "Directors") of the above-named investment company (the "Fund") have established a committee (the "Valuation Committee") and procedures for carrying out certain functions relating to the valuation of portfolio securities for the purpose of determining the net asset value of the Fund.

A.           Valuation Committee

Pursuant to a delegation of authority by the Directors, the Valuation Committee is responsible for carrying out the functions set forth below.

(1)           Operating Procedures.

(a)           Membership.  The Valuation Committee shall be comprised of such members as may be designated from time to time by the Directors.  Appendix A lists the current members of the Valuation Committee.  The Valuation Committee may select one of its members to be the chair, and may also select a vice-chair.

(b)           Meetings.  The Valuation Committee shall meet as follows:

(i)	Regular Meetings. A regular meeting of the Valuation Committee shall be held at least once a month.

(ii)	Special Meetings. Special meetings of the Valuation Committee shall be held whenever action by the Valuation Committee is deemed necessary.

(iii)	Notice of Meetings. Any member of the Valuation Committee is authorized to call a meeting of the Valuation Committee.

(c)           Quorum and Voting.  A minimum of two members shall be necessary to constitute a quorum of the Valuation Committee.  At any meeting of the Valuation Committee, the decision of a majority of the members present and voting shall be determinative as to any matter submitted to a vote.

(d)           Minutes of Meetings.  The Valuation Committee shall prepare or cause to be prepared written minutes of each meeting of the Valuation Committee.  These minutes shall describe with particularity the actions taken by the Valuation Committee.  The Valuation Committee minutes will report on:

(i)
any assets (collectively, "portfolio instruments") for which a valuation determination has been made by the Valuation Committee since the last report to the Directors, including the factors considered by the Valuation Committee and the valuation methodology approved by the Valuation Committee;

(ii)	the substance of any reports made to the Valuation Committee not requiring formal action.

(e)           Reports to and Review by the Directors.  Before each regularly scheduled meeting of the Directors, each Trustee shall be provided for review with reports from the Valuation Committee, which shall include:

(i)
minutes of all Valuation Committee meetings held since the last regularly scheduled Directors' meeting that are available at the time of the notice of the Directors' meeting and that have not been previously provided to the Directors; and

(ii)	a recommendation to approve the minutes and actions taken by the Valuation Committee.

Any amendments to these Procedures since the last report to the Directors also will be submitted to the Directors for their approval.

(2)           Valuation Determinations.

(a)           Portfolio Instruments Covered by These Procedures.  The Valuation Committee generally is responsible for determining the fair value of the following types of portfolio instruments that may be held by the Fund:

(i)
portfolio instruments for which no price or value is available at the time the Fund's net asset value is calculated on a particular day, including new portfolio instruments which a pricing service has not yet begun to price and portfolio instruments for which there is a short and temporary lapse in price provision by the regular source ("unpriced securities"); and

(ii)
portfolio instruments for which the prices or values available do not, in the judgment of the Fund's portfolio manager, represent the fair value of the instrument.  (These types of determinations are referred to as "price overrides.")

(b)           Valuation Determination Procedures.

(i)
If the Fund's administrator or a portfolio manager is aware that the Fund holds an unpriced security, or if a portfolio manager seeks a price override with respect to a portfolio instrument, the Fund's administrator or the portfolio manager, as the case may be, shall notify the Valuation Committee of the need to call a meeting.  The Valuation Committee must meet as soon as practicable to determine the appropriate method of valuing the portfolio instrument.

(ii)
At or prior to the meeting of the Valuation Committee called for the purpose of valuing the portfolio instrument in question, the Fund's portfolio manager shall describe to the Valuation Committee or to any of its members, the nature of the portfolio instrument, the circumstances requiring a determination by the Valuation Committee and his or her recommendation as to an appropriate methodology for determining the fair value of the portfolio instrument.

(3)           Valuation Determinations.

(a)           Factors to Be Considered by the Valuation Committee.  In determining the method to be used to determine the fair value of a portfolio instrument, the Valuation Committee shall take into account all of the relevant factors and surrounding circumstances, which may include but will not be limited to:

(i)	the nature and price (if any) of the portfolio instrument;

(ii)	whether any dealer quotations for the portfolio instrument are available;

(iii)	possible valuation methodologies that could be used to determine the fair value of the portfolio instrument;

(iv)	the recommendation of the portfolio manager of the Fund with respect to the valuation of the portfolio instrument;

(v)	whether other portfolios advised by the Fund's portfolio manager hold the same or similar portfolio instruments and the method used to price the portfolio instruments in those portfolios;

(vi)	whether the issuer of the portfolio instrument has other securities outstanding and, if so, how those securities are valued;

(vii)
the extent to which the fair value to be determined for the portfolio instrument will result from the use of data or formulae produced by third parties independent of the Fund's investment adviser; and

(viii)	the liquidity or illiquidity of the market for the particular portfolio instrument.

(b)           Effectiveness of Committee Determinations.  A determination by the Valuation Committee that a particular portfolio instrument held by the Fund should be valued in a particular manner shall be effective for all subsequent calculations of the Fund's net asset value until such time as:

(i)	the Fund no longer owns the portfolio instrument in question;

(ii)	a market price becomes available because the portfolio instrument commences or resumes trading (as described in (c) below);

(iii)	a market price becomes available because a previously unregistered security becomes registered (as described in (c) below); or

(iv)	the Valuation Committee determines to modify or terminate its prior determination with respect to the portfolio instrument.

(c)           Portfolio Instruments for which a Price Becomes Available.  If a portfolio instrument that has been valued by the Valuation Committee commences or resumes trading so that market quotations become readily available, the value of the instrument used in the calculation of the Fund's net asset value shall be that price or value.  Similarly, if a portfolio instrument that has been valued by the Valuation Committee because it was an unregistered security becomes registered so that market quotations become readily available, the value of the instrument used in the calculation of the Fund's net asset value shall be that price or value.  The portfolio manager must report the change in circumstances for the security and the accompanying change in valuation to the Valuation Committee.  No formal action by the Valuation Committee is required.  A Valuation Committee determination is required to subsequently discontinue the use of such price or value and reinstate the use of the prior or any other methodology.  If the portfolio manager believes that the market quotations do not represent the fair value of the security, the portfolio manager must immediately advise the Valuation Committee.

(4)           Monitoring Responsibilities.

(a)           Valuation Committee Responsibilities.

The Valuation Committee shall be responsible for reviewing at each regular monthly meeting and maintaining lists with respect to the Fund of the following:

(i)	pricing overrides;

(ii)	any unpriced securities that have been valued by or under the direction of the Valuation Committee;

(iii)	portfolio instruments for which the Fund's administrator has changed the pricing source during the month; and

(iv)	any challenges made during the month by the Fund's portfolio manager to a price for a portfolio instrument provided by a broker or dealer.

The Valuation Committee also shall review proposed changes to the approved schedule of pricing sources for the Fund or any exceptions to or deviations from that schedule.  In connection with their review of previously valued portfolio instruments, the Valuation Committee shall confirm the continuing appropriateness of the valuation methodology used.

(b)           Portfolio Manager Responsibilities.

(i)
For any portfolio instruments whose methods of valuation have been determined by the Valuation Committee, the portfolio manager shall monitor the continuing appropriateness of the valuation methodology established by the Valuation Committee with respect to the instrument.  The portfolio manager will report to the Valuation Committee or its designee at least monthly about the continuing appropriateness of the valuation methodology in the format established by the Valuation Committee.  If, because of a change of circumstances, the valuation methodology established by the Valuation Committee no longer produces a fair value for the portfolio instrument, the Fund's portfolio manager shall immediately notify the Valuation Committee or its designee, which shall promptly consider appropriate action.

(ii)
If the Fund's portfolio manager challenges the price for a portfolio instrument for which a broker or dealer provides the price and the price challenge results in a change to the price provided by the broker or dealer, the portfolio manager shall notify the Valuation Committee or its designee no later than the following business day after the price challenge was made.

(5)           Pricing Errors.  If a pricing error occurs (other than those due to routine accounting and administrative errors) with respect to the Fund, the Fund's portfolio manager shall be responsible for notifying the Valuation Committee.  A meeting of the Valuation Committee shall be held as soon as is practicable to review the pricing error and determine what action, if any, must be taken as a result of the error.  The Valuation Committee shall determine such action in accordance with the Fund's error correction policy.

Adopted:  October 1, 2011

APPENDIX A

VALUATION COMMITTEE

Name	Title	Department

Michael Mascis	CFO

Mitchell Tanzman	CEO

Ruth Goodstein	COO

Chris Cilenti	Controller